

March 18, 2011

William Sliney
Chief Financial Officer
VirnetX Holding Corporation
5615 Scotts Valley Drive, Suite 100
Scotts Valley, CA 95066
Via Facsimile (831) 438-3078

Re: VirnetX Holding Company
Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed March 31, 2010 and February 1, 2011, respectively
File No. 001-33852

Dear Mr. Sliney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief